

VIA FACSIMILE AND U.S. MAIL

May 29, 2009

Roy A. Rumbough
Chief Financial Officer
Lennox International, Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

> **RE:** **Lennox International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement filed April 17, 2009**
> **File No. 1-15149**

Dear Mr. Rumbough:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Risk Factors, page 10

2. On pages 19-20 and 35, you disclose the adverse impact the current economic environment has had on the values of your plan assets. In future filings, please add a risk factor to explain the impact this occurrence will have on your cash flow in light of your voluntary contributions of $20 million in 2008 and plans to make voluntary contributions of $20 million to $40 million in 2009 to fund the shortfall in your plan assets.

3. Please add a risk factor that describes the risk to your company when commodity prices decline and how it adversely impacts your cash flow. Please refer by example to the significant impact such activity had on your cash flow in 2008 (as disclosed on page 19).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 – Consolidated Results, page 21

4. In future filings, please expand/revise your discussion under results of operations for all periods to:

    •   Quantify the extent to which material decreases in net sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 21 that the declines in unit volumes were also partially offset by moderate price increases, a slight favorable change in sales mix and $32.9 million of favorable impact of foreign currency exchange rates. However, you do not quantify the impact of the other factors on net sales for the period discussed;

    •   In your discussion of the gross profit, please revise the last paragraph to disclose, in quantitative terms, how the "manufacturing inefficiencies" impacted your gross profit; and

    •   Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in selling, general and administrative expenses was due to cost control measures that lowered short-term incentives, decreased long-term incentives, reduced professional fees, lowered commission expense, decreased pension expense and decreased salaries and wage expense. However, you have not quantified the impact of each item.

    Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 32

Net Cash Used In Financing Activities, page 33

5. On page 34, your disclosures indicate that your credit agreement contains
    financial covenants relating to leverage and interest coverage. You also indicate
    that your most restrictive financial covenant requires you to maintain a
    Consolidated Indebtedness to Adjusted EBITDA Ratio of no more than 3.50 to 1.
    In the future, please disclose here or elsewhere in the filing the specific terms of
    any material debt covenants in your debt agreements including but not limited to
    your leverage and interest coverage.

6. In the future, for any material debt covenants for which it is reasonably likely that
    you will not be able to meet such covenants, please disclose the required
    amounts/ratios as well as the actual amounts/ratios as of each reporting date. This
    will allow readers to understand how much cushion there is between the required
    amounts/ratios and the actual amounts/ratios. Please consider showing the
    specific computations used to arrive at the actual amounts/ratios with
    corresponding reconciliations to US GAAP amounts, if necessary. See Sections
    I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our
    FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
    Please also disclose if there are any stated events of default which would permit
    the lenders to accelerate the debt if not cured within applicable grace periods or
    any cross default provisions in your debt agreements.

7. We note your disclosure that you entered into an amendment to the lease for your
    corporate headquarters that, among other things, replaced the debt participant,
    increased the rent payments and added certain financial covenants. Please file the
    amended lease as exhibit to your report on Form 10-K. *See* Item
    601(b)(10)(ii)(D) of Regulation S-K.

Market Risk, pages 37-38

8. Please explain to us why you have not discussed the activity with respect to your
    commodity hedge derivatives in this section. In future filings, please present this
    information in the format instructed in Item 305(a) of Regulation S-K and
    consistent with your disclosure on page 40 in the section, "Derivative
    Accounting."

Critical Accounting Policies, page 38
Goodwill and Other Intangible Assets, page 38

9. We note that accounting for goodwill and other intangible assets is one of your
    critical accounting policies. In the interest of providing readers with a better

insight into management's judgments in accounting for goodwill and long-lived assets, please consider disclosing the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Each of the valuation methodologies used to value goodwill (we note the reference to comparable business transactions), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us about this and revise future filings to clarify disclosures. In particular:

- Explain how you identified reporting units
- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
- If one or more reporting units are particularly vulnerable, disclose significant assumptions, if applicable;
  - Use of an income based or market based approach
  - Cash flow and assumed growth rates
  - Discount rates
  - Confirm that you use of a weighted average cost of capital (pages 39 and 50) rather than a cost of equity method
  - Risk applications
  - Control Premiums
  - Any other material factors

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

To the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Self Insurance, page 40

10. You indicate that you use a combination of third-party insurance and self-insurance plans (large deductible or captive) to provide protection against claims. In future filings, if material to an understanding of your business, please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers' compensation, general liability, product liability, property damage, aviation liability, directors and officers' liability, auto liability and other exposures. Please also disclose each risk for which you do not have excess loss limits. Similarly revise your disclosures in the footnotes to your financial statements as well. Please also disclose whether your self insurance accruals are significant for the periods presented.

Financial Statements

Statements of Cash Flows, page 48

11. Your cash flow statement shows dividends from affiliates as an adjustment to reconcile net income to net cash provided by operating activities. Please tell us how you determined that it was appropriate to reflect your dividends from affiliates as an adjustment to reconcile net cash provided by operating activities. Please cite the accounting literature used to support your conclusion.

Quarterly Financial Information, page 92

12. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. In future filings, please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

Controls and Procedures, page 95

13. We note that the statement that your CEO and CFO concluded that your disclosure controls and procedures "were effective in alerting them in a timely manner to material information required to be disclosed by us in reports we file with or submit to the Securities and Exchange Commission under the Securities

Mr. Roy A. Rumbough
May 29, 2009
Page 6

Exchange Act of 1934." Your disclosure does not provide the appropriate
definition of "disclosure controls and procedures" as defined in Exchange Act
Rule 13a-15(e). Please confirm that your disclosure controls and procedures are
effective at the reasonable assurance level with respect to controls and procedures
designed to ensure that information required to be disclosed by you in the reports
that you file or submit under the Exchange Act is recorded, processed,
summarized and reported, within the time periods specified in the Commission's
rules and forms and are accumulated and communicated to your management,
including your principal executive and principal financial officers, or persons
performing similar functions, as appropriate to allow timely decisions regarding
required disclosure.

Item 15 – Exhibits, Financial Statement Schedules, page 96

14. We note that you have omitted the schedules and exhibits to Exhibit 10.2, which
you incorporate by reference from the Form 8-K filed October 15, 2007. Please
provide us with a complete copy of each of the omitted schedules and exhibits for
this exhibit. In addition, please provide us with an explanation as to why you
have omitted the schedules and exhibits to these exhibits. If you do not believe
the omitted information constitutes material information that is required to be
included in your publicly-filed exhibits, please provide a detailed analysis setting
forth your conclusions.

Definitive Proxy Statement filed on April 17, 2009

Compensation Discussion and Analysis, page 15

Components and Analysis of 2008 Executive Compensation, page 18

15. We note minimal, if any, discussion and analysis as to how the equity awards
which were made on in December 2008 were determined. Please discuss and
analyze how the Compensation Committee determined the actual number of PSUs
and SARs that were granted and describe why the Compensation Committee
believed those amounts were appropriate in light of the factors it considered in
determining the awards. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of
Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant